NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED  SECURITIES

The New York Stock Exchange hereby notifies the
SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 22, 2014, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(4) That the entire class of this security was redeemed or expired on April 10, 2014

The removal of theJunior Participating Preferred Share Rights of Senior Housing Properties Trust is being effected because the Exchange knows or is reliably informed that on April 10, 2014 all rights pertaining to the entire class of this security were extinguished.

The Exchange also notifies the Securities and Exchange
Commission that as a result of the above indicated conditions this security was suspended on April 10, 2014.